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                             November 19, 2020

       Maurizio Nicolelli
       Chief Financial Officer
       ExlService Holdings, Inc.
       320 Park Avenue, 29th Floor
       New York, New York 10022

                                                        Re: ExlService
Holdings, Inc.
                                                            Form 10-K for the
Year Ended December 31, 2019
                                                            Filed February 27,
2020
                                                            File No. 001-33089

       Dear Mr. Nicolelli:

               We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Form 10-K for the Year Ended December 31, 2019

       Management's Discussion of Financial Condition and Results of Operations Liquidity and Capital Resources
       Operating Activities, page 55

   1. Your disclosure here and in your Form 10-Q for the fiscal period ended September 30,
                                                        2020 appears to
emphasize how cash provided by operating activities was derived for each period presented.
Pursuant to instruction 4 to Item 303(a) and instruction 3 to Item
                                                        303(b) of Regulation
S-K, it should be a comparative analysis of material changes in operating cash flows
between periods. Please note your analysis should discuss
                                                        the reasons underlying
variance factors cited. Refer to section IV.B.1 of SEC Release No.
                                                        33-8350 for guidance,
and quantify all variance factors cited pursuant to section 501.04 of
                                                        the staff   s
Codification of Financial Reporting Releases.

                                                        In closing, we remind
you that the company and its management are responsible for the
 Maurizio Nicolelli
ExlService Holdings, Inc.
November 19, 2020
Page 2

accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Theresa Brillant at 202-551-3307 or Doug Jones at 202-551-3309 with any questions.



FirstName LastNameMaurizio Nicolelli                      Sincerely,
Comapany NameExlService Holdings, Inc.
                                                          Division of
Corporation Finance
November 19, 2020 Page 2                                  Office of Trade &
Services
FirstName LastName